May 23, 2007

Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re: Federated Department Stores, Inc.
      Form 10-K for Fiscal Year Ended February 3, 2007
      Filed April 4, 2007
      File No. 1-13536

Dear Mr. Moran:

     On behalf of Federated Department Stores, Inc. ("Federated"), we are writing to respond to your letter dated May 11, 2007 containing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in regard to the above referenced filings.

     We have included the text of the Staff's comments preceding Federated's response. Set forth below is Federated's response to the comments presented in your letter.

Form 10-K for Fiscal Year Ended February 3, 2007

General

     1.     Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

  Response: Federated notes the Staff's comment.

Item 2. Properties, page 25

      2.     Please expand your disclosure to provide additional information on the geographic location of your warehouses, distribution and fulfillment centers, as well as the more than 850 retail stores, and where you own land and buildings. In light of your recent acquisition of more than 500 stores from The May Department Stores Company, perhaps a focus on locations by region would be useful to an investor's understanding of current retail distribution. See Item 102 of Regulation S-K.

  Response: In its future filings on Form 10-K, Federated proposes to include incremental disclosure similar to the following with respect to its properties:

  The properties of the Company consist primarily of stores and related facilities, including warehouses and distribution and fulfillment centers. The Company also owns or leases other properties, including corporate office space in Cincinnati and New York and other facilities at which centralized operational support functions are conducted. As of February 3, 2007, the continuing operations of the Company operated 858 retail stores in 45 states, the District of Columbia, Puerto Rico and Guam, comprising a total of approximately 156,400,000 square feet. Of such stores, 463 were owned, 273 were leased and 122 stores were operated under arrangements where the Company owned the building and leased the land. As of February 3, 2007, the continuing operations of the Company operated 23 warehouses and distribution and fulfillment centers ("DC's") in 12 states and the District of Columbia, of which 17 were owned, five were leased and one was operated under an arrangement where the Company owned the building and leased the land. Substantially all owned properties are held free and clear of mortgages. Pursuant to various shopping center agreements, the Company is obligated to operate certain stores for periods of up to 20 years. Some of these agreements require that the stores be operated under a particular name. Most leases require the Company to pay real estate taxes, maintenance and other costs; some also require additional payments based on percentages of sales and some contain purchase options. Certain of the Company's real estate leases have terms that extend for significant numbers of years and provide for rental rates that increase or decrease over time.

  Additional information about the Company's stores and DC's is as follows:

Property Data at February 3, 2007
Geographic Region	Total Stores	Owned Stores	Leased Stores	Stores Subject to a Ground Lease	Total DC's	Owned DC's

Northeast - Middle Atlantic	135	65	48	22	3	2
Northeast - New England	53	33	18	2	2	2
Midwest	149	92	39	18	5	4
South Atlantic	167	115	23	29	5	4
South Central	86	68	16	2	1	1
West - Pacific	211	71	96	44	7	4
West - Mountain	57	19	33	5	-	-
	858	463	273	122	23	17

Item 9A. Controls and Procedures, page 30

      3.     We note that you state your Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information required to be disclosed by the Company in reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. If you choose to include the definition of disclosure controls and procedures, please include the entire definition in accordance with Exchange Act Rule 13a-15(e). Further, the use of the word "material" in your disclosure could be interpreted as being restrictive and does not comply with Exchange Act Rule 13a-15(e). In this regard, please revise your disclosure to delete the word "material" and include either all of the definition or exclude all of the definition of disclosure controls and procedures in your future filings. Please also confirm to us that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for guidance.

  Response: In its future filings, Federated proposes to revise the referenced disclosure in a manner similar to the following:

  The Company's Chief Executive Officer and Chief Financial Officer have carried out, as of February 3, 2007, with the participation of the Company's management, an evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in reports the Company files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms and that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

  Federated hereby confirms to the Staff that the foregoing statement is accurate as of February 3, 2007.

Item 15. Exhibits and Financial Statement Schedules, page 31

3. Exhibits

Exhibits 31.1 and 31.2

     4.     Please delete the title of each officer from the first sentence of each certification that you file. The certification filed should be in the exact format as provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with your Form 10-K for the year ended February 3, 2007.

  Response: In its future filings, Federated will delete the title of each officer in the first sentence of each certification. In addition, Federated hereby confirms to the Staff that the inclusion of the title of its principal executive officer and principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with its Form 10-K for the year ended February 3, 2007.

Exhibit 32.1

      5.     We note that you filed certifications for both your CEO and CFO on the same exhibit. Please revise to file separate exhibits for each principal officer if two individuals hold the title of CEO and CFO. In future filings, your exhibits should be labeled as follows: Exhibit 32.1 and 32.2 rather than filing the certification for both officers on the same exhibit.

Response: In its future filings, Federated will file the certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for each principal officer in a separate filing, labeled as Exhibit 32.1 and Exhibit 32.2, respectively.

Federated hereby acknowledges that:

    Federated is responsible for the adequacy and accuracy of the disclosure in its filings;

    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

    Federated may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

     If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3704, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:  Karen M. Hoguet, Federated
      Dennis J. Broderick, Federated
      Padma T. Cariappa, Federated
      Linda J. Balicki, Federated
      Joel A. Belsky, Federated